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COMMISSION FILE
No. 1-9912

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2002

NOVA Gas Transmission Ltd.

450 - 1st Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

X
Form 20-F	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

X
Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-                             .

A copy of the Registrant's

  Interim unaudited financial statements for the second quarter, six months ended June 30, 2002, including Management's Discussion and Analysis of Results of Operations and Financial Condition for the six months ended June 30, 2002, is furnished herewith.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA GAS TRANSMISSION LTD.
By:	/s/ RUSSELL K. GIRLING Russell K. Girling Director

August 14, 2002

EXHIBIT INDEX

(a)	Interim unaudited financial statements for the second quarter, six months ended June 30, 2002; including Management's Discussion and Analysis of Results of Operations and Financial Condition for the six months ended June 30, 2002.

NOVA GAS TRANSMISSION LTD.

         CONSOLIDATED
FINANCIAL STATEMENTS
(UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2002

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED INCOME

(millions of dollars)
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2002	2001	2002	2001
Revenues	335	338	669	674
Expenses
Operating expenses	91	95	181	191
Depreciation	73	73	146	145

	164	168	327	336

Operating Income	171	170	342	338

Other Expenses/(Income)
Financial charges	73	80	146	159
Allowance for funds used during construction	(1)	(1)	(2)	(2)
Other	(4)	—	(1)	8

	68	79	143	165

Income before Income Taxes	103	91	199	173
Income Taxes	49	43	94	82

Net Income	54	48	105	91

See accompanying Notes to Consolidated Financial Statements.

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED CASH FLOWS

(millions of dollars)
(unaudited)

	2002	2001	2002	2001
Cash Generated from Operations
Net income	54	48	105	91
Depreciation	73	73	146	145
Future income taxes	8	(5)	7	(12)
Other	(21)	3	(9)	23

Funds generated from operations	114	119	249	247
(Increase)/decrease in operating working capital	(11)	(2)	11	33

Net cash provided by operating activities	103	117	260	280

Investing Activities
Capital expenditures, net	(32)	(15)	(90)	(54)
Other assets	(6)	(31)	(14)	(31)

Net cash used in investing activities	(38)	(46)	(104)	(85)

Financing Activities
Long-term debt repaid	(15)	(96)	(15)	(96)
Common share dividends	(34)	(48)	(79)	(93)
(Decrease)/increase in amounts due to parent and affiliates	(16)	73	(62)	(6)

Net cash used in financing activities	(65)	(71)	(156)	(195)

Increase in Cash	—	—	—	—
Cash at Beginning of Period	—	—	—	—

Cash at End of Period	—	—	—	—

See accompanying Notes to Consolidated Financial Statements.

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED BALANCE SHEET

(millions of dollars)
(unaudited)

	June 30 2002	December 31 2001
ASSETS
Current Assets
Accounts receivable	91	84
Inventories	31	26

	122	110
Plant, Property and Equipment	5,010	5,066
Deferred Amounts and Other Assets	60	37
Future Income Taxes	37	44

	5,229	5,257

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
Accounts payable	42	19
Due to parent and affiliates	316	378
Accrued interest	45	45
Long-term debt due within one year	180	186

	583	628
Long-Term Debt	2,912	2,921
Common Shareholder's Equity
Common shares	1,706	1,706
Retained earnings	28	2

	1,734	1,708

	5,229	5,257

See accompanying Notes to Consolidated Financial Statements

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED RETAINED EARNINGS

(millions of dollars)
(unaudited)

	Six Months Ended June 30
	2002	2001
Balance at Beginning of Period	2	2
Net income	105	91
Common share dividends	(79)	(93)

Balance at End of Period	28	—

See accompanying Notes to Consolidated Financial Statements

NOVA GAS TRANSMISSION LTD.

Notes to Consolidated Financial Statements

(unaudited)

NOTE 1	Significant Accounting Policies

The consolidated financial statements of NOVA Gas Transmission Ltd. (NGTL or the company) have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the company's annual financial statements for the year ended December 31, 2001. These consolidated financial statements for the six months ending June 30, 2002 do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements.

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality.
NOTE 2	Accounting Changes
Foreign currency translation

Effective January 1, 2002, NGTL adopted the amendment to the Canadian Institute of Chartered Accountants Handbook Section "Foreign Currency Translation". This amendment eliminates the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. There was no impact of this accounting change on earnings for prior periods and the six months ended June 30, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis should be read in conjunction with the accompanying unaudited consolidated financial statements of NOVA Gas Transmission Ltd. (NGTL or the company) and the notes thereto.

Results of Operations

NGTL's net earnings were $54 million for the second quarter 2002, compared to $48 million for the same period in 2001. Net earnings of $105 million for the six months ended June 30, 2002 are $14 million higher compared to the same period in 2001. Net earnings in 2002 reflect continued operating, financing and other cost savings. NGTL is currently operating under the terms of the Alberta System Rate Settlement 2001 - 2002 (the ASRS). Under the ASRS, the majority of NGTL's revenue requirements for 2001 and 2002 are fixed at negotiated amounts of $1.390 billion and $1.347 billion, respectively.

Liquidity and Capital Resources

Funds Generated From Operations

Funds generated from operations for the second quarter 2002 were $114 million, compared to $119 million for the second quarter 2001. Funds generated from operations were $249 million for the six months ended June 30, 2002, compared to $247 million for the same period in 2001.

Investing Activities

Net capital expenditures for the six months ended June 30, 2002 totalled $90 million, compared to $54 million for the same period in 2001. Capital spending is comprised of capital maintenance and construction of new facilities that are dependent on requests from customers for new services.

Financing Activities

During the six months ended June 30, 2002, all required financing was provided by NGTL's parent company, TransCanada PipeLines Limited (TransCanada).

Risk Management

All elements of the company's financial risks are managed on its behalf by TransCanada. NGTL's market risks remain substantially unchanged since December 31, 2001. However, with the recent deterioration in the creditworthiness of a number of counterparties, TransCanada on behalf of NGTL has and will continue to mitigate these increased credit risks with additional financial assurances, including letters of credit and/or cash. For further information on risks, refer to Management's Discussion and Analysis in NGTL's 2001 Renewal Annual Information Form.

TransCanada on behalf of NGTL manages market and credit risk exposures in accordance with its corporate risk policies and position limits. The policies and limits are designed to mitigate the risk of significant loss. The company's primary market risks result from volatility in commodity prices, interest rates and foreign currency exchange rates. The company is also exposed to risk of loss due to the failure of counterparties to meet contractual financial obligations.

Critical Accounting Policies

NGTL's critical accounting policy is the use of regulatory accounting for its regulated operations which remains unchanged since December 31, 2001. For further information on this critical accounting policy, refer to Management's Discussion and Analysis in NGTL's 2001 Renewal Annual Information Form.

Outlook

NGTL is the major gatherer and transporter of natural gas within the Western Canada Sedimentary Basin. Its strength is derived from its service to major North American gas markets, operating efficiency, capability to respond to requests for connection to new supply and markets, and the expertise of its people.

In 2002, NGTL will continue to focus on achieving additional efficiency improvements in all aspects of the business, by continuing its focus on operational excellence and leveraging on technological advancements to further reduce costs of operations for both NGTL and its shippers in the future. The company will also focus on continued negotiations for a new competitive business framework and discussions on possible changes in jurisdiction for parts of its regulated pipeline.

Earnings

Net earnings for NGTL in 2002 are expected to be comparable to 2001, as the company continues to benefit from operating cost reductions. As well, NGTL's transitional support of pre-tax $6.25 million per quarter for the Products & Pricing Agreement ended in the first quarter of 2002.

Forward-Looking Information

Certain information in this Management's Discussion and Analysis is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of NGTL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline industry sector, and the prevailing economic conditions in North America. For additional information on these and other factors, see the reports filed by NGTL with Canadian securities regulators and with the United States Securities and Exchange Commission. NGTL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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SIGNATURES
EXHIBIT INDEX
NOVA GAS TRANSMISSION LTD.
NOVA GAS TRANSMISSION LTD. CONSOLIDATED INCOME (millions of dollars) (unaudited)
NOVA GAS TRANSMISSION LTD. CONSOLIDATED CASH FLOWS (millions of dollars) (unaudited)
NOVA GAS TRANSMISSION LTD. CONSOLIDATED BALANCE SHEET (millions of dollars) (unaudited)
NOVA GAS TRANSMISSION LTD. CONSOLIDATED RETAINED EARNINGS (millions of dollars) (unaudited)
NOVA GAS TRANSMISSION LTD. Notes to Consolidated Financial Statements (unaudited)
MANAGEMENT'S DISCUSSION AND ANALYSIS